Garett Sleichter Direct Dial: (714) 641-3495 E-mail: gsleichter@rutan.com
April 21, 2014

VIA FEDEX AND
EDGAR CORRESPONDENCE

H. Roger Schwall Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628

Re:	Sara Creek Gold Corp. Preliminary Information Statement on Schedule 14C Filed March 20, 2014 File No. 0-52892

Dear Mr. Schwall:

This letter sets forth the responses of Sara Creek Gold Corp. (the “Company”) to the comments contained in your letter, dated April 8, 2014, relating to the Preliminary Information Statement on Schedule 14C filed by the Company on March 20, 2014 (the “Original 14C”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold text below, and the responses of the Company are set forth in plain text immediately following each comment.

The Company is submitting, via EDGAR, Amendment No. 1 to Schedule 14C (“Amendment No. 1”).  Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 1, as well as two copies of a blacklined version of Amendment No. 1, marked to show changes from the Original 14C.

As an initial matter, we bring to the Staff’s attention that Amendment No. 1 reflects (and includes as Appendix A thereto) an updated and revised amendment to the Company’s Articles of Incorporation (the “Revised AOI Amendment”), which has been approved both by the Company’s Board of Directors and by stockholders holding of a majority of the Company’s common stock, $0.001 par value per share (“Common Stock”), outstanding as of April 18, 2014.  At the time of filing the Original 14C, the Company was under the mistaken understanding and belief (due to an inadvertent omission of certain documentation made available to the Company’s Board of Directors and outside legal counsel) that its current authorized capital stock consisted of 50,000,000 shares of Common Stock.  It has since been determined that the Company’s actual current authorized share capital consists of 750,000,000 shares of Common Stock.  As a result, pursuant to the Revised AOI Amendment, the Company is increasing its authorized capital stock from 750,000,000 total shares to 800,000,000 total shares, of which 750,000,000 will remain designated as Common Stock and 50,000,000 shall be designated as preferred stock, $0.001 par value (“Preferred Stock”).

H. Roger Schwall
April 21, 2014

Preliminary Information Statement on Schedule 14C

General

1.
We note that your Form 10-K for the fiscal year ended August 31, 2013 is the subject of a review by the staff as to which there are outstanding comments. We will not be in a position to conclude our review of your Preliminary Information Statement until the outstanding comments on your Form 10-K have been resolved.

The Company acknowledges that the Staff will not be in a position to conclude its review of our Preliminary Information Statement until the outstanding comments on the Company’s Form 10-K for the fiscal year ended August 31, 2013 have been resolved.

Amendment Increasing the Number of Authorized Shares of the Company’s Capital Stock, page 4

Purpose and Effect of the Capital Stock Increase, page 4

2.
We note your statement that “[b]ecause of [sic] the number of shares issued and outstanding has almost reached the full amount of authorized capital stock of the Company, if we do not increase the number of authorized shares of Common Stock we will be unable to pursue certain future transactions for the purpose of raising equity capital.” We note your discussion in the Form 8-K filed January 7, 2014 and in the Form 10-Q for the fiscal quarter ended November 30, 2013 concerning up to 33 million additional shares of common stock that may be issuable to Messrs. Katic and Moore in connection with the acquisition of Hawker Energy, LLC. Please enhance your disclosure to indicate whether you would be able to issue these shares if you do not increase the number of authorized shares. Furthermore, we note that the additional 33 million shares are payable upon achievement of milestones that include certain potential future acquisitions. Clarify whether the additional authorized shares might be used to effectuate these potential future acquisitions.

The Company respectfully submits that the foregoing comments are no longer applicable in light of the Company’s determination that it currently has 750,000,000 shares of Common Stock authorized and is no longer seeking to increase the amount of authorized shares of Common Stock.

H. Roger Schwall
April 21, 2014

3.
If some of the additional authorized shares may be issued in connection with acquisitions, please provide your analysis as to whether financial information is required in your Schedule 14C filing pursuant to Item 13 of Schedule 14A and Item 1 of Schedule 14C.

The Company respectfully submits that the foregoing comments are no longer applicable in light of the Company’s determination that it currently has 750,000,000 shares of Common Stock authorized and is no longer seeking to increase the amount of authorized shares of Common Stock.  With respect to the newly authorized Preferred Stock, while the Company could issue shares of Preferred Stock in connection with one or more future acquisitions, it has no current plans to do so.

* * * *

In connection with our responses to your comments above, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to its disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We trust that the foregoing is responsive to the comments contained in your letter dated April 8, 2014. If you have any questions, please contact me by phone at (714) 641-3495 or by e-mail at gsleichter@rutan.com.

We appreciate the Staff’s assistance in this matter.

Very truly yours,

RUTAN & TUCKER, LLP

/s/ Garett Sleichter

Garett Sleichter